# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Saker Aviation Services, Inc., CIK 0001128281
CUSIP: 32025R104
Title of class of securities: Common Stock, par value $0.03 per share
Address of issuer's principal executive offices: 20 SOUTH STREET, PIER 6 EAST RIVER, NEW YORK, New York (NY), 10004
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0000904454-15-000071
Filed by CIK 0001424431
Persons authorized to receive notices and communications: Marc Chodock, 25 Hilee Road, Rhinebeck, New York (NY), 12572, (518) 628-5172; Robb Tretter, Eleven Times Square, New York, New York (NY), 10036-8299, (212) 969-3221

## Reporting persons
- Chodock Marc (CIK 0001424431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACM Value Opportunities Fund I, LP (CIK 0001647366): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Delaware Limited Partnership)
- ACM Value Opportunities Fund I GP, LLC (CIK 0001647269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Delaware Limited Liability Company)
- Arvice Capital Management, LLC (CIK 0001647278): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Delaware Limited Liability Company)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03 per share
Name of issuer: Saker Aviation Services, Inc.
Address of issuer's principal executive offices: 20 SOUTH STREET, PIER 6 EAST RIVER, NEW YORK, New York (NY), 10004
Comment:
This amendment (Amendment No. 3) amends the Statement on Schedule 13D, filed February 9, 2015 (the Initial Schedule 13D), as amended by Amendment No. 1 to the Statement filed on July 6, 2015 and Amendment No. 2 to the Statement on filed December 4, 2023, on behalf of (i) ACM Value Opportunities Fund I, LP, a Delaware limited partnership (the Fund), (ii) ACM Value Opportunities Fund I GP, LLC, a Delaware limited liability company, as general partner of the Fund (the General Partner), (iii) Arvice Capital Management, LLC, a Delaware limited liability company (the Manager), as manager of the Fund, and (iv) Marc Chodock (Mr. Chodock), as managing member of the Manager, relating to the common stock, par value $0.03 per share (the Common Stock) of Saker Aviation Services, Inc., a Nevada corporation (the Issuer or Company) directly owned by the Fund and certain options to purchase Common Stock of the Issuer granted to Mr. Chodock for services as a director of the Issuer. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Initial Schedule 13D, as amended.

The filing of this Amendment No. 3 represents the final amendment to the Initial Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On April 28, 2025, the Fund entered into a Secondary Purchase and Sale Agreement (the "Agreement") with William B. Wachtel, the Issuer's President and Chief Executive Officer ("Mr. Wachtel"). Pursuant to the Agreement, the Fund sold to Mr. Wachtel 108,817 shares of the Issuer's Common Stock at price of $8.63 per share and options to purchase 16,665 shares of the Issuer's Common Stock at a price of $53,561.31 (the "Secondary Sale"). The aggregate purchase price paid by Mr. Wachtel to the Fund was $992,652.02.

The foregoing description of the Agreement is qualified by the full text of such agreement which is attached as an exhibit to this Schedule 13D (Amendment No. 3).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

All beneficial ownership of the Issuer's Common Stock were held by the Reporting Persons for investment purposes. The Secondary Sale constituted a sale of all of the remaining beneficial ownership of the Reporting Persons in the Issuer's common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons do not beneficially own any shares of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons do not have voting and dispositive power over any shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: Except for the Secondary Sale reported in this Schedule 13D (Amendment No. 3), none of the Reporting Persons and, to their knowledge, none of their respective managers, officers, or partners, have effected any transactions in the Issuer's Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 3).
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased being the beneficial owners of 5% or more of the Issuer's Common Stock on April 28, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following document is filed as an exhibit to this Schedule 13D (Amendment No. 3).

Exhibit Description
99.6* Secondary Securities Purchase and Sale Agreement

* Filed herewith

## Signatures
- Chodock Marc: Marc Chodock, Marc Chodock (04/29/2025)
- ACM Value Opportunities Fund I, LP: Marc Chodock, Marc Chodock/Managing Member (04/29/2025)
- ACM Value Opportunities Fund I GP, LLC: Marc Chodock, Marc Chodock/Managing Member (04/29/2025)
- Arvice Capital Management, LLC: Marc Chodock, Marc Chodock/Managing Member (04/29/2025)